TAHOE RESOURCES REPORTS NORMAL PRODUCTION LEVELS AT ESCOBAL DURING
LA CUCHILLA HOME PURCHASE PROTEST

VANCOUVER, British Columbia – November 14, 2016 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX, THO; NYSE: TAHO) today reported that silver production at the Company’s Escobal Mine in Guatemala continues at 100% capacity while a protest involving approximately 25 people continues outside the front gates of the mine. The protest relates to the Company’s La Cuchilla home purchase program, which was introduced by Tahoe as a humanitarian act to support the La Cuchilla community as well as the local government. The protest is aimed at pressuring the Company to expand the program beyond residential property and to increase prices to substantial premiums over current market values. The protest appears to be organized by a small number of large land owners who are not residents of La Cuchilla and who own tracts of agricultural property in the area.

The La Cuchilla community is centered approximately half a kilometer from the Escobal mine. Due to unstable soil and steep topography, commonly seen in many parts of Guatemala, the country’s National Coordinator for the Reduction of Disasters (“CONRED”) recently declared the La Cuchilla village to be high risk. The declaration did not include surrounding agricultural land. To assist local authorities in re-locating residents, last summer the Company volunteered to acquire homes identified as most at risk by CONRED at prices well above current market levels. To date, approximately two-thirds of the residents living in these homes have accepted the Company’s home purchase offer. The Company does not need the acquired land for any reason other than providing economic relief to at-risk residents.

Ron Clayton, President and CEO of Tahoe, commented: “The situation in La Cuchilla is unfortunate and we are very sympathetic to the challenges it is causing both residents and local authorities. While the problem is caused by unstable soil and steep typography, not mining, public safety in the communities surrounding our operation is a primary concern and, therefore, we launched our home purchase program to assist those who are truly in need. The majority of these people have accepted our offer of assistance. We continue to work with residents toward 100% participation.

“We respect the people’s right to conduct peaceful protests and are open to further dialogue with the protestors. We are also working with local authorities to ensure that any illegal actions to obstruct the movement of materials and/or people in and out of the mine do not continue, with our number one priority being the safety and security of everyone involved.”

Structural damage to homes in La Cuchilla was first identified in a 2010 baseline study of the area. Since Escobal commenced commercial operation in January 2014, the Company has maintained several monitoring stations around the El Escobal property to monitor vibration, noise, dust, rainfall, etc., with results confirming that the mine has consistently operated within international standards and has not adversely affected the condition of the homes in the community. Nevertheless, the Company is working with government officials in San Rafael, who are responsible for relocating at-risk residents, to provide assistance in moving residents to safe locations.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298